UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                            SonomaWest Holdings, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    835637109
                                 (CUSIP Number)

                                  Gary L. Hess
                             2031 San Antonio Place
                              Santa Rosa, CA 95405
                            United States of America
                                 (707) 824-2534
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 835637109               Schedule 13D
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PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Gary L. Hess
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)|_|
                                                                        (b)|_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      PF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America.
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              54,156
       NUMBER OF        --------------------------------------------------------
         SHARES         8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY              0
          EACH          --------------------------------------------------------
       REPORTING        9     SOLE DISPOSITIVE POWER
         PERSON
          WITH                54,156
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      54,156
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                     |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

      The percentage set forth above is based on a total of 1,179,967 shares of Common Stock outstanding as of February 20, 2007.

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the "Common Stock"), of SonomaWest Holdings, Inc. (the "Company"), whose offices are located at 2064 Highway 116 North, Sebastopol, CA 95472.

Item 2. Identity and Background

      (a)   Gary L. Hess

      (b)   2031 San Antonio Place
            Santa Rosa, CA 95405

      (c)   President
            Pocket Guides Publishing, Inc.
            2031 San Antonio Place
            Santa Rosa, CA 95405

      (d)   None

      (e)   None

      (f)   United States of America

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

The acquisitions of the securities of the issuer were for investment purposes.

Item 5. Interest in Securities of the Issuer

      (a)   Amount beneficially owned: 54,156
            Percent of class: 4.6%

      (b)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 54,156
            (ii)  Shared power to vote or to direct the vote: 0
            (iii) Sole power to dispose or to direct the disposition of: 54,156
            (iv)  Shared power to dispose or to direct the disposition of: 0

      (c)   The following transactions took place within the past 60 days:

Name              Transaction      Date       No. of Shares   Price ($)   Where/How Transacted
----              -----------      ----       -------------   ---------   --------------------
Gary L. Hess      Disposition      04/30/07         2000      $25.50      Disposition in open market
Gary L. Hess      Disposition      04/23/07         2400      $26.50      Disposition in open market
Gary L. Hess      Disposition      04/20/07         1500      $26.00      Disposition in open market
Gary L. Hess      Disposition      04/19/07          900      $25.50      Disposition in open market
Gary L. Hess      Acquisition      04/19/07          500      $25.60      Acquisition in open market
Gary L. Hess      Disposition      04/10/07         1000      $25.00      Disposition in open market
Gary L. Hess      Disposition      04/04/07         1250      $22.00      Disposition in open market
Gary L. Hess      Disposition      04/04/07          200      $23.00      Disposition in open market
Gary L. Hess      Disposition      03/23/07         1050      $20.90      Disposition in open market
Gary L. Hess      Disposition      03/22/07          500      $21.00      Disposition in open market
Gary L. Hess      Disposition      03/16/07          262      $19.10      Disposition in open market
Gary L. Hess      Disposition      03/16/07         1400      $19.00      Disposition in open market
Gary L. Hess      Disposition      03/08/07         2000      $20.50      Disposition in open market
Gary L. Hess      Disposition      03/08/07         1350      $19.75      Disposition in open market
Gary L. Hess      Disposition      03/05/07          350      $19.00      Disposition in open market

(d)   Not applicable.

(e)   April 23, 2007

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2007


                                        /s/ Gary L. Hess
                                        ----------------------------------------
                                        Signature
                                        Gary L. Hess